Exhibit 99.1

BROOKFIELD INFRASTRUCTURE ANNOUNCES EXERCISE OF
OVER-ALLOTMENT OPTION

All dollar references are in U.S. dollars unless noted otherwise.

Hamilton, Bermuda, October 21, 2011 – Brookfield Infrastructure (NYSE: BIP, TSX: BIP.UN) today advised that, in connection with its recently-announced approximately $588 million public offering and concurrent private placement, the underwriters have exercised their option (the “Over-allotment Option”) to purchase an additional 2,526,525 limited partnership units (“LP Units”) at a price of $24.75 per LP Unit. Brookfield Infrastructure will receive additional net proceeds of approximately $60 million from the exercise of the Over-allotment Option. Closing of the Over-allotment Option is expected to occur contemporaneously with the public offering on or about October 26, 2011.

In connection with the exercise of the Over-allotment Option, Brookfield Asset Management Inc. (together with its affiliates “Brookfield”) (NYSE/TSX: BAM, Euronext: BAMA) has exercised its option (the “Brookfield Option”) to purchase an additional approximately $26 million of redeemable partnership units from Brookfield Infrastructure L.P.  The Brookfield Option will close concurrently with the Over-allotment Option.  Following the closing of the Over-allotment Option and the Brookfield Option, Brookfield will continue to hold an approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis.

RBC Dominion Securities Inc., Credit Suisse Securities (Canada), Inc., Citigroup Global Markets Inc. and HSBC Securities (Canada) Inc. acted as joint book-running managers of the Offering.

Offer Documents

Brookfield Infrastructure has filed a registration statement (including a prospectus) with the SEC in respect of the Offering.  Before you invest, you should read the prospectus in that registration statement and other documents Brookfield Infrastructure has filed with the SEC for more complete information about Brookfield Infrastructure and the Offering.  Brookfield Infrastructure has also filed the prospectus relating to the Offering with certain provincial securities regulatory authorities in Canada.  You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com.  Also, a copy of the United States prospectus supplement may be obtained through this hyperlink: http://www.brookfieldinfrastructure.com/_Global/22/img/content/file/FINAL-US-Supplement.pdf. Alternatively, Brookfield Infrastructure, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, toll-free at 877-822-4089, Credit Suisse, toll-free at 800-221-1037, Citigroup, toll-free at 877-858-5407 or HSBC, toll-free at 866-811-8049, or in Canada from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor Toronto, Ontario M5V 2X4 (fax: 416-313-6066) (no toll free number).

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. Units

trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors:	Media:
Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Note:  This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Forward-looking statements in this news release include statements regarding the offering of limited partnership units. The words “will”, “expected”, “tend”, “following” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release.  The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in Canada, the United States and elsewhere; the ability to effectively complete the offering discussed herein, including the concurrent closing of the exercise of the Over-allotment Option and the Brookfield Option; foreign currency risk; acts of God or similar events outside of our control; and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s annual report on Form 20-F and other risks and factors that are described in the annual report.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.